UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  2)1

The Brink’s Company
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

109696104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 109696104

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,027,310
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,027,310
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 109696104

1	NAME OF REPORTING PERSON STEEL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,027,310
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,027,310
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 109696104

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,027,310
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,027,310
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 109696104

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3.                     Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,027,310 Shares owned by Steel Partners II is $108,762,839, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 48,491,344 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 2, 2007.

As of the close of business on December 27, 2007, Steel Partners II beneficially owned 3,027,310 Shares, constituting approximately 6.2% of the Shares outstanding.  As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 3,027,310 Shares owned by Steel Partners II, constituting approximately 6.2% of the Shares outstanding. As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 3,027,310 Shares owned by Steel Partners II, constituting approximately 6.2% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 3,027,310 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

Item 5(c) is hereby amended to add the following:

(c)  Schedule A annexed hereto lists all transactions in the securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

CUSIP NO. 109696104

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2007	STEEL PARTNERS II, L.P.

Steel Partners, L.L.C. General Partner

	By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS, L.L.C.

	By:	/s/ Lauren Isenman
Lauren Isenman as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Lauren Isenman
LAUREN ISENMAN as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 109696104

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Quantity	Price Per Unit ($)	Date of Transaction

STEEL PARTNERS II, L.P.
Common Stock (Covered Short Position)	400	59.0000	10/29/2007
Common Stock (Covered Short Position)	49,125	59.7678	10/30/2007
Common Stock (Covered Short Position)	32,600	59.7110	10/30/2007
Common Stock (Covered Short Position)	23,300	60.3737	10/31/2007
Common Stock (Covered Short Position)	29,200	60.3361	10/31/2007
Common Stock (Covered Short Position)	100,000	59.9491	11/09/2007
Common Stock (Covered Short Position)	100,000	59.9497	11/09/2007
Common Stock (Covered Short Position)	73,412	59.7885	11/12/2007
Short Put Option ($60.00 Strike Price)	(500)	0.9600	11/12/2007
Common Stock (Covered Short Position)	450,000	59.8833	11/12/2007
Short Put Option ($60.00 Strike Price)	(352)	1.6220	11/13/2007
Common Stock (Covered Short Position)	101,000	59.8090	11/16/2007
Common Stock (Covered Short Position)	4,900	59.0900	11/16/2007

CUSIP NO. 109696104

Covered Short Put Option ($60.00 Strike Price)	49	0.9300	11/16/2007
Common Stock (Covered Short Position)	62,096	58.8199	11/19/2007
Common Stock (Covered Short Position)	100,000	58.3184	11/20/2007
Common Stock (Covered Short Position)	74,200	58.6831	11/21/2007
Common Stock (Covered Short Position)	25,485	58.1483	11/21/2007
Common Stock (Covered Short Position)	8,198	58.9482	11/23/2007
Common Stock (Covered Short Position)	47,796	58.9279	11/26/2007
Common Stock (Covered Short Position)	37,727	59.1168	11/27/2007
Common Stock (Covered Short Position)	6,030	60.5990	11/28/2007
Short Put Option ($60.00 Strike Price)	(300)	1.1029	11/29/2007
Common Stock (Covered Short Position)	1,000	59.9970	12/14/2007
Common Stock (Covered Short Position)	125,095	59.9952	12/17/2007
Common Stock (Covered Short Position)	54,758	59.9971	12/18/2007
Common Stock (Sold to Cover Short Position)	(474,690)	66.4398	12/24/2007

CUSIP NO. 109696104

STEEL PARTNERS, L.L.C.
None

WARREN G. LICHTENSTEIN
None